August 29, 2014	Harsha Pulluru
T+1 617 951 7291
F+1 617 235 0658
harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Post Effective Amendment Number 7 to the Registration Statement of Blackstone Alternative Investment Funds, (File Nos. 811-22743 and 333-185238) (the “Trust”) on Form N-1A Filed on June 11, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust, that the staff of the Securities and Exchange Commission (the “SEC”) provided by telephone to Harsha Pulluru of Ropes & Gray, LLP, counsel to the Trust, on August 5, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1. In the table under “Summary of Fees and Expenses,” please consider recharacterizing the “Fees waived and/or expenses reimbursed” line item to address the fact that amounts waived may be recouped.

Response: The line item “Fees waived and/or expenses reimbursed” is appropriate and consistent with Form N-1A Item 3 Instruction 3(e) as it identifies expense reimbursement or fee waiver arrangements that will reduce the Fund’s operating expenses for no less than one year from the effective date of the Fund’s registration statement. The fact that certain fees waived or expenses reimbursed may be subsequently recouped under certain circumstances does not, in the Fund’s view, mean that the line item “[f]ees waived and/or expenses reimbursed” is unclear. The recoupment arrangements are clearly described in the footnote to this line item and as a result, the Fund believes that there is little risk of shareholder confusion as to the meaning of the “fees waived and/or expenses reimbursed.” Accordingly, the Fund respectfully declines to make a change.

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2. Under “Tax Information” in the Fund’s summary or in another appropriate area, please note that funds held in tax-advantaged accounts may be subject to taxation upon withdrawal.

Response: The Fund’s disclosure pertaining to tax-advantaged accounts under “Dividends, Distributions, and Taxes—Tax Considerations” will be revised as follows:

Investments through tax-qualified retirement plans and other tax-advantaged investors are generally not subject to current federal income tax, although certain real estate-related income may be subject to special rules, including potential taxation and reporting requirements; in addition, a shareholder that invests through a tax-qualified retirement plan or other tax-advantaged account generally will be taxed upon withdrawal of monies from such plan or account. Shareholders should consult their tax advisers to determine the precise effect of an investment in a Fund on their particular tax situation.

3. Please confirm that a money-laundering compliance officer has been appointed (or make such appointment and add the relevant disclosure) and that there is appropriate disclosure regarding the Fund’s compliance with federal anti-money laundering regulations.

Response: The Trust confirms that an anti-money laundering compliance officer has been appointed, and that this is disclosed in the Fund’s Prospectus under “Shareholder Information—Redemption of shares.” The Registrant notes that there is appropriate disclosure regarding the Fund’s compliance with federal anti-money laundering regulations in the Prospectus under “Shareholder Information—Buying Shares” and “Shareholder Information—Redemption of shares.”

4. Under “Board of Trustees Composition and Fund Leadership Structure” in the Fund’s Statement of Additional Information, please adjust the disclosure for the “Other Trusteeships Held by Trustee” to state that the period covered relates to the past five years.

Response: The disclosure will be revised as requested.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any

August 29, 2014

proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ Harsha Pulluru

Harsha Pulluru

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.
Ari Pena, Blackstone Alternative Asset Management L.P.
James E. Thomas, Esq., Ropes & Gray LLP